EXHIBIT 4.28

HOME PROPERTIES OF NEW YORK, INC.
AMENDED AND RESTATED
DIRECTOR DEFERRED COMPENSATION PLAN

1.    Purpose

        Home Properties of New York, Inc. (the “Company”) adopted its Home Properties of New York, Inc. Director Deferred Compensation Plan effective January 1, 1999 (the “Plan”) to assist its independent directors with their individual tax and financial planning and to permit the Company to remain competitive in attracting and retaining its independent directors. The Plan permits eligible directors to defer the receipt of annual compensation which they may be entitled to receive from the Company and, with respect to cash compensation, the Company to contribute matching contributions on their behalf. The Company has elected to amend and restate the Plan in order to make the following changes: (i) to permit participants to elect to defer the issuance of restricted stock; and (ii) to revise the dates on which payments are deemed made.

2.    Eligibility

        Any member of the Board of Directors of the Company who is not otherwise an employee of the Company or any subsidiary is eligible to participate in this Plan.

3.    Contributions

      (a) Participant Contributions.

(1)	Amount of Deferral. A participant may elect to defer receipt of any whole percent (100 percent maximum) of his or her annual compensation otherwise payable or issuable to the participant by the Company during a calendar year.

(2)	Time for Electing Deferral. An initial election to make a deferral shall be made within 30 days of the time the participant first becomes eligible to participate. All other deferral elections shall be made prior to the time that such compensation is to be earned by the participant but, in any event, prior to the December 31 of the year prior to the year in which the annual compensation is otherwise payable or issuable. Any election to defer shall be made in accordance with subsection 3 below.

(3)	Manner of Electing Deferral. A participant shall elect a deferral by giving written notice to the Company in a form prescribed by the Committee established pursuant to Section 9 (the “Committee”). The notice shall include (1) the year to which the deferral relates; (2) the percentage and type of compensation to be deferred; (3) the period with respect to which the deferral relates; and (4) the length of the deferral period. A participant may designate a deferral period of three, five or ten years for cash deferrals and a deferral period of five or ten years for restricted stock deferrals. Payment of cash deferrals and issuance of stock for restricted stock deferrals will be made on the first dividend payment date with respect to the Company’s Common Stock “Dividend Payment Date” occuring after the applicable anniversary date of the latest date any compensation is deferred in any applicable year. For example, a participant may elect in December 2002 to defer for three years compensation payable in 2003 with respect to 2003 services. If a portion of the compensation is otherwise payable in cash in May 2003, it will be deferred and actually paid in 2006 on the first Dividend Payment Date occurring after the anniversary date of the latest compensation deferred in 2002. Notwithstanding the foregoing in the event the participant retires or otherwise ceases to be a member of the Board of Directors, vested benefits payments shall be paid within 60 days of retirement or such cessation notwithstanding any later date specified in the participant’s election form.

    (b) Company Matching Contributions.

The Company shall contribute 10 percent of the cash amount each participant defers. The Company’s contribution shall be made as of the same date as the participant’s deferral to which it relates and shall be deferred to the same payment date as the related participant deferral. The Company shall not contribute any additional amounts with respect to any participant’s election to defer the issuance of restricted stock.

4.    Participant Accounts

        For each participant there shall be established a Participant Account (the “Account”). A participant’s Account shall be valued as of each day there occurs a transaction affecting the Account. Each cash deferral or Company contribution shall be reflected by crediting the Account with the number of shares of Company Common Stock that could be purchased at the Common Stock’s then fair market value with the amounts deferred by the participant, or contributed by the Company on behalf of a participant. With respect to the deferral of the issuance of restricted stock, a participant’s Account shall be credited with the same number of shares of the Company Common Stock as the number of shares of restricted stock the issuance of which has been deferred. For purposes of making these credits: (a) the participant’s quarterly compensation and meeting fees will be deemed to have been made on the Dividend Payment Date occurring during the quarter for which the quarterly payment is made and during which the meeting date(s) occurred; and (b) restricted stock will be deemed to have been issued on the first Dividend Payment Date of each calendar year. In addition, each Account will be credited with the number of shares of Company Common Stock that could be purchased with hypothetical dividends that would be paid with respect to all shares previously allocated to the Account on the same date and at the same price that shares are purchased for participants in the dividend reinvestment feature of the Company’s Dividend Reinvestment and Direct Stock Purchase Plan. Distributions from, or forfeiture of, the Account shall be recorded as of the day of such distributions or forfeitures. The Account shall also be adjusted as of the date of any transaction requiring additions to or distributions from the Account to reflect any gains (or losses) in the fair market value of Company Common Stock held in the Account. Three subaccounts shall be established within the Account to track separately participant cash contributions, Company cash contributions and participant restricted stock contributions and the earnings and distributions on each. The Common Stock’s fair market value shall be the closing price for a share of the Company’s Common Stock as listed on the New York Stock Exchange on the date before the transaction occurs.

        All amounts credited to participant cash contribution subaccounts shall be fully vested at all times. Except for the possible claims of the Company’s general creditors, they shall not be subject to forfeiture on account of any action by a participant or by the Company, including termination of the participant’s directorship. Amounts credited to a participant’s Company cash contribution subaccount shall become fully vested on the first Dividend Payment Date occurring after the third anniversary of the date first credited to the subaccount if the participant has continuously been a director of the Company through the third anniversary of the contribution date, or if the participant ceases to be a director on account of disability, death or retirement or upon a change in control as hereinafter provided. For this purpose, “disability” shall mean the participant’s inability to perform his or her usual duties as a director of the Company on account of illness or injury. A participant’s restricted stock subaccount shall become vested in accordance with the vesting provisions of the restricted stock grant. Amounts payable under this Plan shall be paid only to the participant provided that in the event of his or her death payments shall be made to his or her estate.

        If a participant’s Company subaccount becomes forfeitable, he or she shall forfeit both Company contributions and the earnings thereon.

        The maintenance of individual Participant Accounts is for bookkeeping purposes only. The Company is not obligated to make actual contributions to fund this Plan or to acquire or set aside any particular assets for the discharge of its obligations, nor is any participant to have any property rights in any particular assets held by the Company, whether or not held for the purpose of funding the Company’s obligations hereunder.

5.    Payment of Deferred Amounts

        No withdrawal may be made from an Account except as provided in this section 5. Payments of vested amounts from an Account shall normally be made in a lump sum amount on the first Dividend Payment Date following the applicable anniversary date of the latest date any compensation is deferred in any applicable year and within 60 days of the participant’s retirement or other termination as a director of the Company. In the case of financial hardship, the Committee, in its sole discretion may distribute all or a portion of the vested portion of an Account before an elected anniversary date or termination as a director but the amount of the, distribution shall not exceed the amount needed to relieve the financial hardship

        Payments for any reason other than a change in control shall be made only in stock provided that any fractional shares from an Account shall be paid in cash. In the event of a change in control, all account balances shall become fully and immediately vested and shall be paid, in cash or stock as the Committee in its sole discretion may determine, within five days of the change in control. For this purpose, the term “change in control” means a change in control of the Company of a nature that would be required to be reported in response to Item 5(f) of Schedule 14A of Regulation 14A or to Item I of Form 8-K promulgated under the Securities Exchange Act of 1934, as amended, provided that, without limitation, a change in control shall be deemed to have occurred if (i) any “person” (as such term is used in Sections 13(d) and 14(d)(2) of such Act) is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities; or (ii) during any period of twenty-four (24) consecutive months, individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof unless the election, or the nomination for election by the Company’s shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

        An aggregate of 50,000 shares of Company Common Stock (subject to substitution or adjustment as provided below) shall be available for stock payments under this Plan. Such shares may be authorized and unissued shares or may be treasury shares. In the event of any change in the Common Stock of the Company by reason of any stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination, or exchange of shares, or rights offering to purchase Common Stock at a price substantially below fair market value, or of any similar change affecting the Common Stock, the number and kind of shares which thereafter are available for stock payments under the Plan shall be appropriately adjusted consistent with such change in such manner as the Committee may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, participants in the Plan.

6.    Participant’s Rights Unsecured

        The right of any participant or, if applicable, the participant’s estate, to receive benefits under the provisions of this Plan shall be an unsecured claim against the general assets of the Company. Any amounts held in an Account, including amounts that may be set aside by the Company for the purpose of meeting its obligations under this Plan, are a part of the Company’s general assets and shall be reachable by the general creditors of the Company.

7.    Statement of Account

        Statements will be sent to participants no less frequently than annually setting forth the value of their Accounts.

8.    Transferability

        The rights of a participant under this Plan shall not be transferable other than by will or by the laws of descent and distribution and are exercisable during the participant’s lifetime only by the participant or by his guardian or legal representative.

9.    Plan Administrator

        The administrator of this Plan shall be a Committee of the Board of Directors of the Company from time to time designated by the Board. The Committee’s members shall not be employees of the Company. The Committee shall have the authority to adopt rules and regulations for carrying out the Plan and to interpret, construe and implement the provisions of the Plan. The Committee may delegate some or all of its functions to another person as it may deem appropriate. The Board of Directors has designated the Management and Directors Committee of the Board of Directors as administrator of the Plan until further notice.

10.    Amendment

        This Plan may at any time or from time to time be amended, modified or terminated by the Company’s Board of Directors. No amendment, modification or termination shall, without the consent of a participant, adversely affect such participant’s accruals in his or her Account.

11.    Dividend Payment Date.

        In the event that the Company does not pay a dividend on the Common Stock, the Dividend Payment Date for purposes of this Plan shall be deemed to be the last day of each month of February, May, August and November, or if such date is not a business day, the next succeeding business day.

12.    Governing Law

        This Plan and any participant elections hereunder shall be interpreted and enforced in accordance with the laws of the State of New York.

13.    Effective Date

        The effective date of this Amended and Restated Plan is October 28, 2002.

        IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute this Plan document on its behalf this 4th day of December, 2002.

HOME PROPERTIES OF NEW YORK, INC.

By: /s/ Ann M. McCormick

Its: Senior Vice President

Federal Tax Aspects

        The Plan is a non-qualified deferred compensation plan under the provisions of the Internal Revenue Code. At the time a Company contribution or a participant’s deferral of compensation is made, it is intended that the participants will not recognize income, for Federal income tax purposes. In addition, assumed dividends will not be treated as income at the time they are credited to the participant accounts.

        Participants will recognize ordinary income at the time the Company contributions and participant deferrals, together with the earnings credited to these amounts, are actually paid out or made available to the participants. The amount of such ordinary income will equal the amount of cash received plus the fair market value, on the date of payment, of any shares paid or made available.

        The ultimate sale or exchange of any shares of common stock received under the Plan will result in either long-term or short-term capital gain, or loss depending on the holding period. A participant’s basis in the shares will be the amount of income he recognizes at the time the shares were actually paid or made available to the participant.

        The Company is not entitled to deduct the amount of contributions or deferrals into the Plan or the assumed dividends credited to an account. Instead, the Company is entitled to take a deduction at the time a participant recognizes income. The amount of the deduction is the amount of income that a participant must recognize.

        For Social Security tax (F.I.C.A.) and Medicare tax purposes the Company contributions and participant deferrals under the Plan are taxable as “wages” at the time the amounts are paid.

        The Plan is not a tax-qualified plan under Section 401 (a) of the Internal Revenue Code and is not subject to ERISA. The Company has not received any ruling from the Internal Revenue Service concerning the tax consequences of the Plan.